Exhibit 13.1






                      INDEX TO PUROLATOR PRODUCTS COMPANY
                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS



1. Report of Independent Public Accountants with respect to the Consolidated Financial Statements of Purolator Products Company and subsidiaries as of December 31, 1993.

2.    Consolidated Balance Sheets as of December 31, 1993 and 1992.

3.    Consolidated Statements of Operations for the years ended
      December 31, 1993, 1992 and 1991

4. Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993, 1992 and 1991

5.    Consolidated Statements of Cash Flows for the years ended
      December 31, 1993, 1992 and 1991

6.    Notes to Consolidated Financial Statements





                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Stockholders and Board of Directors of Purolator Products Company:

We have audited the accompanying consolidated balance sheets of Purolator Products Company (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Purolator Products Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for the years ended December 31, 1993, 1992 and 1991 in conformity with generally accepted accounting principles.

As explained in Note 5 to the consolidated financial statements, effective January 1, 1991, the Company changed its method of accounting for postretirement benefit costs other than pensions.


                                                ARTHUR ANDERSEN & CO.


Tulsa, Oklahoma
February 11, 1994













                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                             December 31,
                                                        1993            1992
                                                     (Expressed in thousands)
ASSETS

Current assets:
  Cash and cash equivalents                          $  5,707         $  3,411
  Trade accounts receivable, net                       63,766           63,834
  Inventories, net                                     73,473           87,130
  Other current assets                                  8,610            9,222
    Total current assets                              151,556          163,597
Land, buildings and equipment, net                     75,551           72,239
Investments                                            11,905            7,767
Intangible assets, net                                110,800          116,128
Other assets                                            9,255            4,735
    Total assets                                     $359,067         $364,466


LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities:
  Current maturities of long-term debt               $  4,243         $ 3,936
  Accounts payable                                     32,387          31,465
  Accrued liabilities                                  36,109          27,224
    Total current liabilities                          72,739          62,625
Long-term debt, less current maturities                38,971          69,039
Other noncurrent liabilities                           73,745          74,548

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $1.00 par value
   per share, 10,000,000 shares authorized,
   no shares issued or outstanding                       -               -
  Common stock, $.01 par value per share,
   30,000,000 shares authorized,
   11,212,500 and 10,112,500 shares
   issued and outstanding                                 112             101
Additional paid-in capital                            326,944         311,437
Accumulated deficit                                  (140,573)       (151,230)
Additional minimum pension liability                  (10,424)         (1,002)
Cumulative translation adjustment                      (2,447)         (1,052)
    Total stockholders' equity                        173,612         158,254
    Total liabilities and
     stockholders' equity                            $359,067        $364,466



The accompanying notes are an integral part of these consolidated financial statements.






                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  Year Ended December 31,
                                                1993       1992      1991
                                               (Expressed in thousands,
                                                except per share amounts)

Net sales                                    $435,821    $417,888   $401,690

Cost of sales                                 333,488     318,507    310,265
Gross Profit                                  102,333      99,381     91,425

Selling, general and
 administrative expenses                       84,577      83,349     82,157

Nonrecurring charges                             -          2,888     39,980
Operating Income (Loss)                        17,756      13,144    (30,712)

Interest expense                                4,119       8,475      9,059

Other income                                    2,182       3,661      2,191
Income (Loss) Before Income Taxes and
  Equity in Income (Loss) of Affiliates        15,819       8,330    (37,580)

Income tax provision (benefit)                    461      (1,966)    (1,015)

Equity in income (loss) of affiliates           2,475         795     (1,445)
Income (Loss) Before Cumulative
 Effect of Change in Accounting Principle      17,833      11,091    (38,010)

Cumulative effect of change in
 accounting principle                            -           -       (17,317)

Net income (loss)                            $ 17,833    $ 11,091   $(55,327)


Earnings (loss) per share:
Income (Loss) Before Cumulative Effect of
Change in Accounting Principle               $   1.59    $   1.29   $  (4.47)
Cumulative Effect of Change in Accounting
   Principle                                     -           -         (2.04)
Net Income (Loss)                            $   1.59    $   1.29   $  (6.51)

Weighted Average Shares Outstanding            11,182       8,550      8,500


The accompanying notes are an integral part of these consolidated financial statements.


                                 PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               (Expressed in thousands, except share amounts)

                                                                           Additional
                                                  Additional                 Minimum   Cumulative
                                                    Paid-In   Accumulated    Pension   Translation
                                Shares    Amount    Capital     Deficit     Liability  Adjustment    Total

Balance, January 1, 1991        8,500,000  $   85   $263,831   $(106,994)   $ (1,423)   $  1,318   $156,817
Changes in Additional
 Minimum Pension Liability           -        -         -           -             92        -            92
Translation Adjustment               -        -         -           -           -            462        462
Net Loss                             -        -         -        (55,327)       -           -       (55,327)
                               ----------   -----   --------   ----------    --------   --------   ---------
Balance, December 31, 1991      8,500,000      85    263,831    (162,321)     (1,331)      1,780    102,044

Translation Adjustment               -        -         -           -           -         (2,832)    (2,832)
Changes in Additional
 Minimum Pension Liability           -        -         -           -            329        -           329
Issuance of Stock, net          1,612,500      16     22,645        -           -           -        22,661
Environmental
 Indemnification by Former
 Parent                              -        -       17,700        -           -           -        17,700
Capital Contribution by
 Former Parent                       -        -        7,261        -           -           -         7,261
Net Income                           -        -         -         11,091        -           -        11,091
                               ----------    ----   --------    --------     --------    -------   --------
Balance, December 31, 1992     10,112,500     101    311,437    (151,230)     (1,002)     (1,052)   158,254

Translation Adjustment               -        -         -           -           -         (1,395)    (1,395)
Changes in Additional
 Minimum Pension Liability           -        -         -           -         (9,422)       -        (9,422)
Issuance of Stock, net          1,100,000      11     15,507        -           -           -        15,518
Dividends Paid ($0.64 per
 share of Common Stock)              -        -         -         (7,176)       -           -        (7,176)
Net Income                           -        -         -         17,833        -           -        17,833
                               ----------   ----    --------   ---------    --------     -------   --------
Balance, December 31, 1993     11,212,500   $ 112   $326,944   $(140,573)   $(10,424)    $(2,447)  $173,612
                               ==========   =====   ========   =========    ========     =======   ========


           The accompanying notes are an integral part of these consolidated financial statements.


                   PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                   Year Ended December 31,

                                             1993          1992        1991

                                               (Expressed in thousands)
Cash flows from operating activities:
  Net income (loss)                       $  17,833     $  11,091   $(55,327)
Adjustments to reconcile net
 income (loss) to net cash
  provided by (used in)
  operating activities:
Depreciation and amortization                13,567        14,651     14,732
Equity in (income) loss
 of affiliates                               (2,475)         (795)     1,445
Provision for losses
 on receivables                               1,142         1,604      1,537
Provision for inventory reserves              2,949         3,474      7,811
Interest accretion on
 postretirement employee benefits
 obligations                                  3,348         4,513      5,927
Amortization of debt
 origination costs                              611          -          -
Nonrecurring charges                           -            2,888     39,980
Write-downs of buildings
 and equipment                                 -              426      4,085
Change in operating assets and
 liabilities, net of effects
 from acquisitions and dispositions:
(Increase) decrease in
 receivables                                 (1,217)       (3,888)    12,980
(Increase) decrease in
 inventories                                 10,708       (16,149)     2,638
(Increase) decrease in
 other current assets                         3,483        (2,407)      (360)
(Increase) decrease in
 other noncurrent assets                     (4,465)        1,012      1,675
Increase (decrease) in
 accounts payable                               922        (4,464)     4,731
Decrease in other
 current liabilities                         (1,689)       (7,166)   (25,009)
Decrease in other n
 noncurrent liabilities                        (489)       (1,773)    (1,211)
Increase (decrease) in
 postretirement employee benefits
 obligations                                 (3,520)       (3,472)    14,155
Other, net                                   (1,363)       (2,539)     1,437
Total adjustments                            21,512       (14,085)    86,553
Net cash provided by
 (used in) operating activities              39,345        (2,994)    31,226
Cash flows from investing activities:
Capital expenditures                        (13,552)      (10,835)    (7,905)
Other, net                                      177           830        122
Investment in Purodenso                      (2,000)       (2,500)    (2,500)




Net cash used in
 investing activities                       (15,375)      (12,505)   (10,283)

Cash flows from financing activities:
Proceeds from note payable to
 Former Parent                                -            67,000     46,000
Payments on note payable
 to Former Parent                             -          (142,044)   (63,665)
Debt origination costs                        (272)        (2,085)      -
Proceeds from stock issuance                15,518         21,150       -
Proceeds from long-term debt               117,829         71,972      1,842
Payments on long-term debt                (147,573)        (3,878)    (2,911)
Dividends paid                              (7,176)          -          -
Net cash provided by
 (used in) financing activities            (21,674)        12,115    (18,734)
Increase (decrease) in cash and
 cash equivalents                            2,296         (3,384)     2,209
Cash and cash equivalents,
 beginning of period                         3,411          6,795      4,586
Cash and cash equivalents,
  end of period                           $  5,707      $   3,411   $  6,795


Supplemental disclosures
  of cash flow information:

Interest payments                         $  3,125      $   9,112   $  8,760
Tax payments                                 4,818            907        369


The accompanying notes are an integral part of these consolidated financial statements.



                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Effective December 21, 1992, Pennzoil Company ("Pennzoil" or the "Former Parent") together with Purolator Products Company, a Delaware corporation ("Purolator" or the "Company"), sold 10,000,000 shares of common stock of Purolator in concurrent domestic and international public offerings.
Purolator did not receive any of the proceeds from the sales of shares held by the Former Parent (8,500,000). As a result of the completion of the offerings, the Former Parent does not own any shares of capital stock of the Company. On January 11, 1993, the Company sold 1,100,000 shares of common stock pursuant to the partial exercise of the over-allotment options granted to the underwriters in connection with the public offerings.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Purolator and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Assets and liabilities are translated to U.S. dollars at the current exchange rate at the end of the period. Income and expense accounts are translated using the weighted average exchange rate for the period. Adjustments arising from translation of foreign financial statements are reflected in the cumulative translation adjustment in the equity section of the consolidated balance sheet. Transaction gains and losses are included in net income (loss).

The Company enters into forward foreign exchange contracts to hedge the effect of fluctuating currency rates on certain liabilities, such as accounts payable, that are denominated in foreign currencies. The contracts typically provide for the exchange of different currencies at specified future dates and rates. The gain or loss due to the difference between the forward exchange rates of the contracts and current rates offsets in whole or in part the loss or gain on the liabilities being hedged.

Inventories

Substantially all inventories are reported at cost, using the first-in, first-out (FIFO) method, which is lower than market.









Land, Buildings and Equipment

Land, buildings and equipment are stated at cost. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Estimated service lives are as follows:

                                                        Years
          Land improvements                             10-35
          Leasehold improvements                         3-30
          Buildings and improvements                     3-66
          Machinery and equipment                        3-18


Amortization of leasehold improvements is based upon the terms of the respective leases. Maintenance, repairs and betterments, including replacement of minor items of physical properties, are charged to expense; major additions to physical properties are capitalized. The cost of the assets retired or sold is credited to the asset accounts and the related accumulated depreciation is charged to the accumulated depreciation accounts. The gain or loss from sale or retirement of property, if any, is included in net income (loss).

Investments

Common stock investments in entities in which the Company owns equity interests ranging from 20 percent to 50 percent are accounted for under the equity method, pursuant to which the Company's share of the affiliate's operating results is included in net income (loss).

Intangible Assets

Intangible assets include goodwill which represents the excess of cost over the amount ascribed to the net assets of ongoing businesses purchased and is being amortized on a straight-line basis over a 40-year period.

The cost of internally developed patents is charged to expense as incurred. Purchased patents are amortized over their estimated economic lives.

Interest Rate Swap Agreement

During 1993, the Company entered into an interest rate swap agreement which involved the exchange of fixed and floating rate interest payments periodically over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is recorded as an adjustment to interest expense over the life of the agreement.

Federal, State and Foreign Income Taxes

Effective January 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes, which uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.







The Company and its United States subsidiaries are included in the Former Parent's consolidated United States federal income tax returns for the year ended December 31, 1991 and the period from January 1, 1992 through December 21, 1992. The Company and the Former Parent previously entered into a tax sharing agreement ("Tax Sharing Agreement") which was intended to put the Company in the same position with regard to the amount of federal income taxes that it would pay if it filed a separate tax return. The agreement also provided that the Company would be reimbursed by the Former Parent for any tax losses or credits of the Company utilized by the Former Parent consolidated return group. The Tax Sharing Agreement was terminated effective September
30, 1992.    The Company received no benefit for federal income tax losses which were generated during the period October 1, 1992 through December 21, 1992. The Company filed a separate federal income tax return for the period from December 22, 1992 through December 31, 1992.

Capitalized Leases

Assets and related obligations under certain long-term leases are capitalized. The related depreciation and the imputed interest expense are charged against income in lieu of lease rental expense.

Earnings (Loss) Per Share

Earnings (loss) per share are calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Stock options have been excluded from the calculations as their dilutive effect is not significant.

Cash Flows Information

For purposes of the consolidated statements of cash flows, all highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The effect of changes in foreign exchange rates on cash balances is immaterial.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Short-term Investments:

     The carrying amount approximates fair value because of the short maturity of those instruments.

     Notes Receivable:

     The carrying amount approximates fair value because interest rates are at or close to a reasonable market rate.

     Long-term Debt:

     The carrying amount approximates fair value because of the frequent repricing on revolving facilities.




     Forward Foreign Exchange Contracts:

     The fair value of forward foreign exchange contracts is estimated by obtaining a quote from a commercial bank. The carrying amount approximates fair value.

     Interest Rate Swap Agreement:

     The fair value of the Company's interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement. Based on a quote from a commercial bank, the carrying amount of the swap agreement approximates the fair value.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentations. These reclassifications have no impact on net income
(loss).

2.  DETAILS TO CONSOLIDATED BALANCE SHEETS:
                                                       December 31,
                                                   1993           1992
                                                (Expressed in thousands)
Trade accounts receivable:
  Trade receivables                             $72,304          $72,124
  Less allowances                                 8,538            8,290
    Total, net                                  $63,766          $63,834
Inventories:
  Finished goods                                $41,271          $51,442
  Work in progress                                7,039            7,375
  Raw materials and supplies                     27,850           33,124
    Total                                        76,160           91,941
  Less reserves                                   2,687            4,811
    Total, net                                  $73,473          $87,130
Land, buildings and equipment:
  Land and improvements                         $ 6,278          $ 6,292
  Leasehold improvements                          5,806            5,644
  Buildings and improvements                     23,752           23,265
  Machinery and equipment                        69,120           64,817
  Construction in progress                       14,878            9,230
    Total                                       119,834          109,248
  Less accumulated depreciation
   and amortization                              44,283           37,009
    Total, net                                  $75,551          $72,239

                                                      December 31,
                                                   1993             1992
                                                (Expressed in thousands)
Intangible assets:
  Goodwill (Note 4)                             $127,078         $130,308
  Other                                            5,628            4,436
    Total                                        132,706          134,744
  Less accumulated amortization                   21,906           18,616
    Total, net                                  $110,800         $116,128
Accrued liabilities:
  Salaries and wages                            $  4,856         $  4,828
  Employee pensions                               12,885            5,469
  Advertising                                      3,100            4,189
  Other                                           15,268           12,738
    Total                                       $ 36,109         $ 27,224


Other noncurrent liabilities:
  Postretirement employee
   benefits obligations                         $64,280          $64,452
  Other                                           9,465           10,096
    Total                                       $73,745          $74,548


                                          Year Ended December 31,
                                         1993        1992       1991
                                       (Expressed in thousands)
Allowance for accounts receivable:
  Balance, beginning of period         $ 8,290      $10,347    $13,032
  Provision for losses on receivables    1,142        1,604      1,537
  Receivables written off,
   net of recoveries                      (894)      (3,661)    (4,222)
  Balance, end of period               $ 8,538      $ 8,290    $10,347
Allowance for inventories:
  Balance, beginning of period         $ 4,811      $ 9,148    $ 7,744
  Provision                              2,949        3,474      7,811
  Inventories written off
   and other adjustments                (5,073)      (7,811)    (6,407)
  Balance, end of period               $ 2,687      $ 4,811    $ 9,148
Accumulated amortization
 of intangible assets:
  Balance, beginning of period         $18,616      $13,853    $10,388
  Provision                              3,259        3,519      3,599
  Retirements and other                     31        1,244       (134)
  Balance, end of period               $21,906      $18,616    $13,853



3.  DEBT:
                                                       December 31,
                                                   1993            1992
                                                (Expressed in thousands)

Revolving credit facility
 with a group of banks, interest at 6.1%        $10,000         $30,000
Term credit agreement with a group
  of banks, interest at 5.6%                     31,000          40,000
Capital building lease obligation,
  payable in quarterly installments
  ranging from $14,600 to $56,750,
  including interest, through
   March 2036                                     2,047           2,129
Other debt and capital lease obligations            167             846
                                                 43,214          72,975
Less - current maturities                         4,243           3,936
    Total long-term amount                      $38,971         $69,039


The Company amended its credit facility with a group of banks and Texas Commerce Bank National Association ("TCB"), as agent, (the "Credit Facility") during the fourth quarter of 1993. The amended agreement expands the total funds available under the revolving credit agreement by $20.0 million. The Credit Facility provides the Company with the ability to make individual acquisitions up to $20.0 million without the consent of the lenders under the Credit Facility and up to $45.0 million in the aggregate ("permitted acquisitions"). At December 31, 1993, the Credit Facility provided for a $65.0 million revolving credit facility (the "Revolving Credit Facility") and a $31.0 million term loan (the "Term Loan"). Up to $7.0 million of the Revolving Credit Facility is available for the issuance of letters of credit. The aggregate amount available for borrowing under the Revolving Credit Facility is limited to an amount equal to a specified borrowing base (generally consisting of 80 percent of certain accounts receivable balances and 45 percent of certain inventory balances of the Company and certain subsidiaries, with the inventory portion of the borrowing base not to exceed 50 percent of the borrowing base). At December 31, 1993, the Credit Facility provided for quarterly principal payments on the Term Loan of $1.0 million beginning on March 31, 1994, escalating to $1.44 million on March 31, 1996. The final maturities of the Revolving Credit Facility and the Term Loan are four years and seven years, respectively, from the establishment of the original credit facility ("TCB Credit Facility") on December 14, 1992. Interest on the Revolving Credit Facility is at a variable rate equal to, at the option of the Company, LIBOR plus 1.75 percent, or the agent bank's "base rate" plus one percent. Interest on the Term Loan is at a variable rate equal to, at the option of the Company, LIBOR plus two percent, or the agent bank's "base rate" plus one percent. The interest rates for both the Revolving Credit Facility and the Term Loan are subject to reduction based upon the ratio of the total committed debt under the Credit Facility to the Company's earnings before interest, taxes, depreciation, obsolescence and amortization ("EBITDA").

Borrowings under the Credit Facility are collateralized by liens on substantially all accounts receivable and inventory and certain patents and trademarks of the Company and certain subsidiaries, together with a pledge of all the capital stock of such subsidiaries, and are guaranteed by certain of those subsidiaries. The terms of the Credit Facility require the Company to meet certain financial covenants. The primary financial covenants require that the company maintain (i) net worth; as defined, $175.1 million at December 31, 1993; (ii) a current ratio greater than 1.5-to-1.0; and (iii) a fixed charge coverage ratio greater than 1.25-to-1.0 (1.0-to-1.0 inclusive of dividends).

Additionally, certain covenants contained in the Credit Facility, among other things, generally (i) restrict the Company's incurrence of additional indebtedness or contractual contingent obligations to an aggregate of $7.5 million; (ii) prohibit the encumbrance of the Company's assets and the creation of negative pledges; (iii) restrict the transfer of the Company's assets (including dispositions of capital stock of certain of the Company's subsidiaries); (iv) prohibit the Company from engaging in any merger, consolidation or asset disposition transaction (except for disposition of previously scheduled non-producing assets); and (v) limit the Company's investments, other than permitted acquisitions, and extensions of credit in excess of $3.0 million.

The Company leases certain of its plant facilities and equipment under capital leases. Lease payments are scheduled to coincide with the liquidation of the related debt obligations of the lessors.






Future maturities of long-term debt and the minimum future annual obligations on all capitalized leases in effect as of December 31, 1993 are presented in the table below (expressed in thousands):
                                                                Aggregate
                                                                Maturities

      1994                                                      $ 4,358
      1995                                                        4,249
      1996                                                       15,987
      1997                                                        5,987
      1998                                                        5,985
      Thereafter                                                  8,820
      Total future maturities and minimum payments               45,386
      Less - amount representing interest on capital leases       2,172
      Future maturities and present value of net
       minimum payments                                          43,214
      Less - current portion                                      4,243
                                                                $38,971

At December 31, 1993, the Company had available revolving credit facilities aggregating $67.3 million with $10.1 million drawn under these facilities.

As required by the Credit Facility, the Company entered into an interest rate agreement during 1993 to effectively fix or place a limit upon the interest payable with respect to at least 50% of the principal amount of the Term Loan. At December 31, 1993, the Company had outstanding an interest rate swap agreement with a commercial bank. Under the interest rate swap agreement, the Company pays an effective fixed interest rate of approximately 6.7% on a notional principal amount of $17.0 million. The agreement expires in 1996.


4.  INCOME TAXES:

Income (loss) before income taxes and equity in income (loss) of affiliates consists of the following:

                                                 Year Ended December 31,
                                                1993       1992       1991
                                                 (Expressed in thousands)

Domestic                                       $15,988    $ 9,352   $(37,005)
Foreign                                           (169)    (1,022)      (575)
    Total                                      $15,819    $ 8,330   $(37,580)

Federal, state and foreign income tax provision (benefit) consists of the following:

                                                  Year Ended December 31,
                                                 1993      1992       1991
                                                 (Expressed in thousands)
Current:
  U.S. federal and state                       $ 7,516    $(2,555)  $(1,610)
  Foreign                                          461        589       595
    Total current provision (benefit)          $ 7,977    $(1,966)  $(1,015)





Deferred:
  U.S. federal and state                       $(7,516)      -         -
  Foreign                                         -          -         -
    Total deferred benefit                     $(7,516)      -         -
Total provision (benefit)                      $   461    $(1,966)  $(1,015)

A reconciliation of federal statutory and effective income tax rates is shown below:

                                                  Year Ended December 31,
                                                 1993       1992     1991

STATUTORY RATE                                   35.0%      34.0%   (34.0)%
INCREASES (REDUCTIONS) RESULTING FROM:
  Nonrecognition of deferred tax assets            -       (58.7)    25.5
  Recognition of previously
   reserved tax assets                          (41.2)        -        -
  Reimbursed tax losses from Former Parent         -       (31.0)     3.1
  Amortization of goodwill                        6.1       12.9      2.1
  State income taxes                               -         1.9      0.1
  Foreign income and losses                       0.8        3.9      2.5
  Foreign income taxes                            2.5        6.5      1.1
  Other, net                                     (0.7)       8.9     (2.2)
EFFECTIVE RATE                                    2.5%     (21.6)%   (1.8)%

The Company adopted SFAS No. 109, Accounting for Income Taxes, effective January 1, 1993. There was no cumulative effect of adopting SFAS No. 109 on net income for the year ended December 31, 1993. Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (ii) operating loss and tax credit carryforwards. The effects of significant items comprising the Company's net deferred tax asset are as follows:

                                              December 31,         January 1,
                                                  1993                1993
                                                 (Expressed in thousands)
Deferred tax liabilities:

  Fixed asset basis differences               $ (6,235)           $ (6,156)
  Other                                         (8,265)             (8,260)
    Total deferred tax liabilities             (14,500)            (14,416)

Deferred tax assets:
  Postretirement employee
   benefits obligations                       $ 25,985            $ 26,004
  Environmental reserve
   not currently deductible                      3,431               3,644
  Inventory capitalization
   under Section 263A of
   the Internal Revenue Code                     3,108               3,506
  Reserves not currently deductible              9,119               9,887
  Additional minimum pension liability           4,158                -
  Other                                         13,362              11,609
      Total deferred tax assets                 59,163              54,650


Valuation allowance for deferred tax assets    (37,147)            (40,234)
                                                22,016              14,416
      Net deferred tax asset                  $  7,516            $   -




Due to its recent history of losses, the Company applied valuation allowances against all of its net deferred tax assets as of January 1, 1993. The net change of $3.1 million in the valuation allowance was attributable to (i) current year temporary differences, (ii) federal and state current income taxes paid or payable, and (iii) utilization of pre-acquisition net operating loss carryforwards to reduce goodwill.

At December 31, 1993, the Company had net operating loss carryforwards of $3.4 million available to offset future federal taxable income. The net operating loss carryforwards expire as follows: $1.1 million in 2003 and $2.3 million in 2004. The future utilization of these net operating loss carryforwards will result in a reduction of goodwill. The Company has net state operating loss carryforwards of $14.5 million available to offset future state taxable income. The state net loss carryforwards begin to expire in 1999.


5.  BENEFIT PLANS:

Stock Option Plans

In November 1992, the Company established the 1992 Stock Option Plan ("1992
Plan").   Awards under the 1992 Plan are to be made to those persons who hold positions of responsibility and whose performance can have a significant effect on the success of the Company and its subsidiaries. An award consists of an option to purchase a specified number of shares of common stock at a specified price that is not less than the fair market value of the common stock on the date of grant of the option. All options granted under the 1992 Plan are ten-year non-qualified options and become exercisable in 33-1/3% increments on each of the first, second and third anniversaries of the date of grant. The Company has reserved 387,500 shares of common stock for awards made under the 1992 plan.

In May 1993, the stockholders approved the 1993 Nonemployee Director Stock Option Plan ("1993 Plan"). The 1993 Plan is intended as an incentive to attract and retain, as independent directors of the Company, persons of training, experience and ability, to encourage the sense of proprietorship of such persons and to stimulate their active interest in the development and financial success of the Company. Under the 1993 Plan, nonemployee members of the Company's board of directors receive nondiscretionary automatic grants of non-qualified options to purchase 500 shares of common stock upon becoming a director of the Company (persons who were serving as nonemployee directors as of May 20, 1993, the date of implementation of the plan, were granted their 500 share options as of that date). In addition, beginning in 1994, each person serving as a nonemployee director on January 1 of each calendar year will automatically be granted options to purchase an additional 1,000 shares of common stock, subject to the availability for issuance of such shares under the 1993 Plan. All options granted under the 1993 Plan have an exercise price equal to the fair market value of the underlying common stock on the date of the grant and become exercisable in increments of 50% on the first anniversary of the date of grant and 25% on each of the second and third anniversaries of the date of grant. The Company has reserved 50,000 shares of common stock for awards made under the 1993 Plan.







Long-Term Incentive Plan

In February 1994, the Company adopted the 1994 Long-Term Incentive Plan ("1994 Plan"). The 1994 Plan is intended to provide an incentive that will allow the Company to retain key executives and other selected employees and reward them for making major contributions to the success of the Company and its subsidiaries. Awards that can be made under the 1994 Plan include (i) stock options (both non-qualified stock options and incentive stock options); (ii) stock appreciation rights; (iii) stock; and (iv) cash. The exercise price of stock options granted under the 1994 Plan may not be less than the par value of the underlying common stock on the date of grant of the option. The Company has reserved 500,000 shares of common stock for awards granted under the 1994 Plan. All awards made under the 1994 Plan for the year ended December 31, 1993 were in the form of non-qualified stock options with exercise prices equal to the fair market value of the underlying stock on the date of grant.

The number and option price of options granted under the Company's stock option plans and long-term incentive plan were as follows:
                                              Number of           Price Per
                                               Shares               Share
Outstanding at January 1, 1992                   -                   -
Granted                                       287,000             $15.00
Exercised                                        -                   -
Cancelled                                        -                   -
Outstanding at December 31, 1992              287,000             $15.00
Granted                                       132,430        $17.75  -  $19.75
Exercised                                        -                   -
Cancelled                                      (4,910)            $15.00
Outstanding at December 31, 1993              414,520        $15.00  -  $19.75
Exercisable at December 31, 1993               94,030             $15.00

Shares of common stock reserved for future grants at December 31, 1993 and 1992 were 522,980 and 100,500, respectively.

Deferred Compensation Plan

In November 1993, the Company adopted the Deferred Compensation Plan (the "Plan") as an incentive for certain employee directors, officers and other key employees of the Company or its subsidiaries to encourage them to remain in the employ of the Company or of its subsidiaries. The Plan, which is treated as an unfunded non-qualified deferred compensation plan, enables eligible employees to defer the receipt of a portion of their compensation for a fixed period of years, until their employment terminates. Participants' account balances are valued at the greater of the share value or the dollar value, as defined in the Plan. The share value of a participant's account balance is the market value of the number of shares of common stock that could have been purchased by the participant with the deferral amounts, including dividend reinvestment. The dollar value represents the value of the deferral amounts adjusted for compound interest that would have been earned on the deferral amounts assuming allocation of interest at the Applicable Interest Rate
established quarterly by the Internal Revenue Service.   The Company accrued
no additional compensation expense related to the Plan for the year ended December 31, 1993.








Retirement Plans

The Company and certain of its subsidiaries maintain three noncontributory defined benefit pension plans (the Employees' Pension Plan, the Hourly Employees' Pension Plan, and the Retirement Plan for Employees of UAW Local 604, Elmira, NY, the "Elmira Plan") covering certain salaried and hourly employees, former employees and retirees. Under these plans, the Company contributes an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), where applicable, but not in excess of the maximum amount that can be deducted for federal income tax purposes. Benefits under the Employees' Pension Plan are generally based on the employees' years of service and compensation during years of service. Benefits under the Hourly Employees' Pension Plan are generally based on years of service multiplied by
a specified dollar amount.   The Company previously maintained a defined
contribution plan, the Hourly Employees' Target Benefit Plan (the "Target Plan"), and a defined benefit plan, the Hourly Employees' Supplemental Retirement Plan (the "Supplemental Plan"). The Target Plan covered the current hourly employees of the Motor Components Division of the Automotive Products Segment and the former hourly employees of the Motor Components, Filter Products and Fuel Devices Divisions who previously were covered by a collective bargaining agreement with the United Automotive Workers Union. The Supplemental Plan covered employees and former employees who were participants of a defined benefit pension plan (the "Terminated Hourly Plan") that was terminated by the Company in 1980 under the provisions of ERISA. The Target Plan and Supplemental Plan were adopted in connection with the termination of the Terminated Hourly Plan. Under the Target Plan, the Company was obligated to make periodic contributions to a trust fund based on each covered employee's credited hours of service to the Company. The Supplemental Plan provided that the Company make periodic contributions sufficient to fund benefits equal to the benefits that retirees (or their spouses) would have received had the Terminated Hourly Plan not been terminated, less the sum of the amounts paid to such persons (i) by the Pension Benefit Guaranty Corporation with respect to the Terminated Hourly Plan and (ii) all amounts paid under the Target Plan. Effective April 15, 1992, the Supplemental and Target Plans were combined into a single defined benefit plan which is the Elmira Plan.

Net periodic pension cost includes the following components:


                                               Year Ended December 31,
                                               1993      1992      1991
                                               (Expressed in thousands)

Service cost - benefits earned
  during the period                           $1,793    $1,531    $ 1,364
Interest cost of projected
  benefit obligations                          4,317     4,079      3,874
Actual return on plan assets                  (4,744)   (4,417)   (12,044)
Net amortization and deferral                    264       167      8,295
      Net periodic pension cost               $1,630    $1,360    $ 1,489







The funded status of the defined benefit plans as of December 31, 1993 and 1992 is reconciled to prepaid pension cost (pension liability) as follows:

                                  December 31, 1993           December 31, 1992

                               Plans Where   Plans Where    Plans Where   Plans Where
                              Assets Exceed  Accumulated   Assets Exceed  Accumulated
                               Accumulated    Benefits      Accumulated     Benefits
                                Benefits    Exceed Assets     Benefits   Exceed Assets
                              ------------  -------------  ------------  -------------
                                              (Expressed in thousands)

ACTUARIAL PRESENT VALUE
   OF BENEFIT OBLIGATIONS:

Vested benefit obligation      $    -        $ 53,394       $ 41,914       $ 5,170
Accumulated benefit obligation      -        $ 55,570       $ 43,538       $ 6,957
Projected benefit obligation        -        $ 60,299       $ 48,904       $ 7,145
Plan assets at fair value           -          42,932         45,947         1,488
Projected benefit
  obligation (in excess of)
  less than plan assets             -         (17,367)        (2,957)       (5,657)
Unrecognized prior service cost     -           1,008           (688)        1,843
Unrecognized net loss               -          16,851          7,079         1,075
Minimum liability adjustment        -         (13,377)           -          (2,730)
                              ---------     ---------      ---------       -------
Prepaid pension cost
  (pension liability)
   recognized in the
   consolidated balance sheet  $    -        $(12,885)      $  3,434       $(5,469)
                               ========      ========       ========       =======


Assumptions used were:
                                            Year Ended  December 31,
                                         1993           1992        1991

Discount rate                            7.5%           8.5%        8.5%
Expected long-term rate of
 return on plan assets                  10.0%          10.0%       10.0%
Weighted average rates of
 increase in compensation levels         4.5%           6.0%      4.5%-6.0%


Savings Plan

The Company has a voluntary savings and investment plan available to substantially all non-union employees. Employee contributions of not less than one percent of the employee's salary to not more than eight percent are matched 75 percent by the Company. The cost of the Company's contributions was $1.9 million, $1.8 million and $1.4 million for the years ended December 31, 1993, 1992 and 1991, respectively.

Postretirement Health Care and Life Insurance Benefits

The Company provides health care and life insurance benefits to certain retirees. Health care coverage includes medical costs as well as prescription drugs.

During 1991, the Company changed its method of accounting for postretirement benefit costs other than pensions by adopting the requirements of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, effective as of January 1, 1991. As a result, the Company recorded a charge of $17.3 million to reflect the cumulative effect of the change in accounting principle for periods prior to 1991.

Net periodic postretirement benefit cost includes the following components:

                                              Year  Ended December 31,
                                         1993           1992        1991
                                            (Expressed in thousands)

Service cost -
 benefits attributed to
 service during the period             $  473         $  548      $  469
Interest cost on accumulated
 postretirement benefit obligation      3,548          4,773       5,458
Amortization of accumulated gains        (673)          (808)        -
   Net periodic postretirement
    benefit cost                       $3,348         $4,513      $5,927


The following table sets forth the plans' combined status reconciled with the amounts included in the consolidated balance sheets:

                                                            December 31,
                                                         1993        1992
                                                      (Expressed in thousands)
Accumulated postretirement benefit obligation:
      Retirees                                        $47,110      $45,077
      Fully eligible active plan participants           5,511        1,161
      Other active plan participants                    6,571        6,144
      Total accumulated postretirement
        benefit obligation                             59,192       52,382
      Unrecognized net gain from past
        experience differences                          5,088       12,070
      Accrued postretirement benefit cost             $64,280      $64,452



None of the future annual benefits of plan participants is covered by insurance contracts issued by the Company or a related party.





For measurement purposes, an 11 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to six percent through the year 1999 and to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and the periodic cost reported. An increase in the assumed health care cost trend rates by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $6.0 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.5 million.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1993, 1992 and 1991 was
7.5 percent, 8.0 percent and 8.5 percent, respectively.

Postemployment Benefits

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, Employers' Accounting for Postemployment Benefits, which requires accrual accounting for postemployment benefits, such as disability benefits, instead of recognizing an expense for those benefits when paid. The Company currently is accumulating the data necessary to comply with the new rules. Adoption of SFAS No. 112 using the cumulative effect method is required in the first quarter of 1994. Based on preliminary estimates, the cumulative effect of the accounting change at January 1, 1994 is expected to range from approximately $5.4 million to approximately $7.4 million. The Company does not expect 1994 postemployment expense under the new rules to differ significantly from postemployment expense that would have been recognized under the pay-as-you-go basis of accounting.


6.  OPERATING LEASES:

Certain properties and equipment are leased for varying periods under long-term, noncancellable agreements which are renewable in many instances. The total rent expense amounted to $8.17 million, $8.04 million and $8.17 million for the years ended December 31, 1993, 1992 and 1991, respectively. The approximate annual minimum rentals under all noncancellable operating leases as of December 31, 1993 are as follows (expressed in thousands):

                         1994                         $ 6,918
                         1995                           5,325
                         1996                           4,756
                         1997                           2,495
                         1998                             723
                         Thereafter                       752
                                                      $20,969












7.  NONRECURRING CHARGES:

During the third quarter of 1991, the Company recorded provisions against income to reflect losses due to certain identified liabilities and asset impairments. In the fourth quarter of 1992, the Company recorded a charge related to compensation of a key executive under the terms of an employment contract. The following is a summary of the charges provided for (expressed in thousands):

                                              Year Ended December 31,
                                         1993           1992         1991

Executive compensation                 $  -           $2,888      $   -
Reserve for environmental
  costs (see Note 8)                      -              -         26,480
Other write-downs and charges             -              -         13,500
                                       $  -           $2,888      $39,980


8.  COMMITMENTS AND CONTINGENCIES:

The Company had a remaining reserve of approximately $8.5 million at December 31, 1993 for estimated cleanup and compliance costs at certain waste disposal areas, including those in which it has been alleged that the Company is a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, or similar state legislation. Included in these sites is a plant operated by the Company in Elmira, New York (the "Elmira Facility") that is the subject of an Environmental Protection Agency ("EPA") Record of Decision dated September 4, 1992 (the "Elmira ROD") which delineates the actions to be taken to remediate the contamination specified in the Elmira ROD.

The Company and the Former Parent have entered into an indemnification agreement, which became effective December 14, 1992, with respect to the Elmira Facility. Under the agreement, the Former Parent has agreed to reimburse the Company for costs and expenses of certain remediation required by the Elmira ROD and indemnify the Company against necessary costs and expenses of certain remediation activities at one other site located near the Elmira Facility and at a landfill site in Metamora, Michigan. The indemnification provided by the Former Parent with respect to the Elmira Facility will apply to all remediation required by the Company under CERCLA that had been identified as of the date of the indemnification agreement at the Elmira Facility, but will not extend to certain additional environmental expenditures relating to the Elmira Facility or other sites for which the Company is or may be held responsible. In connection with the indemnification, the Company reduced its accrual for environmental costs and credited additional paid-in capital for $17.7 million. Management believes the accrual for environmental costs at December 31, 1993 is adequate.

The Company is a defendant in certain other litigation arising out of operations in the normal course of business and is aware of certain litigation threatened against the Company from time to time. In the opinion of management, none of the other pending or threatened lawsuits and proceedings should have a material adverse effect on the consolidated financial position or results of operations of the Company.






9.  INVESTMENT IN PURODENSO:

In 1989, the Automotive Products Segment formed the Purodenso manufacturing joint venture with a unit of Nippondenso of Japan (with each joint venturer owning a 50% interest) to exploit the combined engineering and technological abilities of the two companies. Purodenso supplies highly specialized automotive filters and injection molded filter housings to the Company for distribution to domestic Original Equipment Manufacturers ("OEMs"), U.S. manufacturing plants of Japanese OEM companies and the aftermarket. The selected financial data presented below as of the dates and for the periods indicated are derived from the audited financial statements of Purodenso.

                                            Year Ended December 31,

                                         1993          1992        1991
                                            (Expressed in thousands)
Income Statement Data:
Net sales                              $57,408        $41,019     $23,554
Cost of sales                           51,972         38,143      24,771
Gross profit                           $ 5,436        $ 2,876     $(1,217)
Net income                             $ 3,672        $ 1,041     $(2,806)


Balance Sheet Data (at end of period):
Current assets                         $10,671        $ 7,037     $ 5,704
Noncurrent assets                       22,904         21,117      21,159
Current liabilities                     12,602         14,853      19,603
Partners' equity                        20,973         13,301       7,260


10.  DETAILS TO CONSOLIDATED STATEMENTS OF OPERATIONS:

                                              Year Ended December 31,
                                         1993           1992          1991
                                             (Expressed in thousands)
Expenses Included in Other Categories:
      Maintenance and repairs          $ 8,521        $ 7,217       $ 7,518
      Depreciation and amortization
        of land improvements,
        buildings and equipment         10,308         11,132        11,133
      Amortization of goodwill
        and other intangibles            3,259          3,519         3,599
      Taxes, other than payroll
        and federal, state and
        foreign income taxes:
          Real and personal property     1,156          1,031         1,103
          Miscellaneous                    664            468           553
      Rents                              8,173          8,040         8,168
      Advertising costs                 12,404         13,408        11,956
      Research and development costs       745            341           429










11.  SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (Unaudited):

1992
                          First        Second     Third       Fourth
                          Quarter     Quarter     Quarter     Quarter     Total
                          -------     -------     -------     -------     -----

                              (Expressed in thousands, except per share data)

Net sales                 $102,302    $105,284    $108,495    $101,807    $417,888
Cost of sales               79,183      79,340      82,693      77,291     318,507
                          --------    --------    --------    --------    --------
Gross profit              $ 23,119    $ 25,944    $ 25,802    $ 24,516    $ 99,381
                          ========    ========    ========    ========    ========
  Net income (loss)       $  1,725    $  4,717    $  4,738    $   (89)    $ 11,091
                          ========    ========    ========    ========    ========

Earnings (loss) per share $   0.20    $   0.55    $   0.56    $  (0.01)   $   1.29




   1993
                          First        Second     Third       Fourth
                          Quarter     Quarter     Quarter     Quarter      Total
                          -------     -------     -------     -------      -----

                               (Expressed in thousands, except per share data)

Net sales                 $107,812    $109,287    $112,993    $105,729    $435,821
Cost of sales               83,065      82,381      87,016      81,026     333,488
                          --------    --------    --------    --------    --------
Gross profit              $ 24,747    $ 26,906    $ 25,977    $ 24,703    $102,333
                          ========    ========    ========    ========    ========
  Net income              $  2,651    $  5,119    $  5,348    $  4,715    $ 17,833
                          ========    ========    ========    ========    ========

Earnings per share        $   0.24    $   0.46    $   0.48    $   0.42    $   1.59



12.  BUSINESS SEGMENT INFORMATION:


                                                      Year Ended December 31,
                                                  1993        1992        1991
                                                     (Expressed in thousands)
Net Sales:
   Automotive Products                           $321,271    $301,077    $286,364
   Air Filtration Products                         57,082      55,055      52,898
   Separation Systems                              41,416      44,237      43,501
   Filter Products                                 16,052      17,519      18,927
                                                 $435,821    $417,888    $401,690

Operating Income (Loss):
   Automotive Products                           $ 20,964    $ 18,189    $(21,354)
   Air Filtration Products                          4,795       4,316       2,989
   Separation Systems                               2,691       1,448       1,801
   Filter Products                                    906       2,367       3,130
   Corporate                                      (11,600)    (13,176)    (17,278)
                                                 $ 17,756    $ 13,144    $(30,712)

Identifiable Assets:
   Automotive Products                           $254,510    $257,784    $244,427
   Air Filtration Products                         34,503      32,973      32,831
   Separation Systems                              26,348      28,828      33,295
   Filter Products                                 16,494      17,198      16,586
   Corporate                                       27,212      27,683      24,211
                                                 $359,067    $364,466    $351,350

Capital Expenditures:
   Automotive Products                           $ 12,058    $  8,847    $  6,158
   Air Filtration Products                            485         450         343
   Separation Systems                                 587       1,040         964
   Filter Products                                    350         483         397
   Corporate                                           72          15          43
                                                 $ 13,552    $ 10,835    $  7,905

Depreciation and Amortization:
   Automotive Products                           $  9,942    $ 11,056    $ 11,048
   Air Filtration Products                          1,370       1,280       1,273
   Separation Systems                                 949         994       1,083
   Filter Products                                    536         506         459
   Corporate                                          770         815         869
                                                 $ 13,567    $ 14,651    $ 14,732

Equity in Income (Loss) of Affiliates:
   Automotive Products                           $  1,893    $    489    $ (1,428)
   Air Filtration Products                           -           -           -
   Separation Systems                                  19          62         (17)
   Filter Products                                   -           -           -
   Corporate                                          563         244        -
                                                 $  2,475    $    795    $ (1,445)




                             FOREIGN AND DOMESTIC OPERATIONS


                                                       Year Ended December 31,
                                                   1993       1992         1991
                                                      (Expressed in thousands)
Net Sales:
   Domestic                                       $400,482   $383,058    $359,703
   Foreign                                          35,339     34,830      41,987
                                                  $435,821   $417,888    $401,690

Operating Income (Loss):
   Domestic                                       $ 17,530   $ 14,422    $(31,264)
   Foreign                                             226     (1,278)        552
                                                  $ 17,756   $ 13,144    $(30,712)

Identifiable Assets:
   Domestic                                       $334,491   $339,857    $315,956
   Foreign                                          24,576     24,609      35,394
                                                  $359,067   $364,466    $351,350

Capital Expenditures:
   Domestic                                       $ 13,235   $ 10,612    $  7,263
   Foreign                                             317        223         642
                                                  $ 13,552   $ 10,835    $  7,905

Depreciation and Amortization:
   Domestic                                       $ 13,168   $ 14,135    $ 13,838
   Foreign                                             399        516         894
                                                  $ 13,567   $ 14,651    $ 14,732

Equity in Income (Loss) of Affiliates:
   Domestic                                       $  2,475   $    795    $ (1,445)
   Foreign                                            -         -            -
                                                  $  2,475   $    795    $ (1,445)


One customer accounted for 14 percent of the Company's net sales in the years ended December 31, 1993, 1992 and 1991. These sales were made from the Automotive Products Segment.



13.  CONCENTRATIONS OF CREDIT RISK:

The Company extends credit to various companies in the retail, wholesale/distributor, original equipment and export markets in the normal course of business. Within these markets, certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company's overall credit risk. However, management believes that consolidated receivables are well diversified, thereby reducing potential credit risk to the Company, and that allowances for doubtful accounts are adequate to absorb estimated losses at December 31, 1993.









At December 31, 1993 and 1992, trade receivables related to these group concentrations were:

                                                       December 31,
                                                 1993             1992
                                               (Expressed in thousands)

       Retail                                  $ 28,796         $ 28,326
       Wholesalers/Distributors                  26,349           23,365
       Original Equipment                         8,994           10,962
       Export                                     5,865            5,687
       Other                                      2,300            3,784
         Total                                 $ 72,304         $ 72,124


14.  SUBSEQUENT EVENT:

In January 1994, the Company made the decision to shut down the fiberglass manufacturing process of the Air Filtration Products Segment's Henderson, North Carolina plant, effective on or about April 15, 1994, in favor of purchasing fiberglass from outside sources. The Company will reserve approximately $950,000 in the first quarter of 1994 for the costs associated with shutting down the process. There are no plans at the present time that would adversely impact the remaining operations at the Henderson, North Carolina plant.